

SEC 19010388)N

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 41940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CANTONE RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 CORBETT WAY
(No. and Street)

EATONTOWN   **NJ**   **07724**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER WALSH   **732-450-3500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, middle name)

2010 PIONEER COURT   **SAN MATEO**   **CA**   **94403**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).



Potential persons who are to respond to the
collection of information contained in this form
SEC 1410 (06-02) are not required to respond unless the form

OATH OR AFFIRMATION

I, **PETER WALSH** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CANTONE RESEARCH INC. , as

of **DECEMBER 31** , 20 **18** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

ROBERT W. CROWTHER III
Notary Public
2035064
State of New Jersey
My commission expires 02/15/2023

_____
Signature

CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

CANTONE RESEARCH, INC.

Financial Statements and Supplemental Schedules

December 31, 2018

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

CANTONE RESEARCH, INC.

December 31, 2018

Table of Contents

WWC, P.C.   CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cantone Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in the accompanying notes to the financial statements, Note 11 – Commitments and Contingencies, the Company and its officers are the subject of a formal complaint filed by the Financial Regulatory Agency ("FINRA") in connection with a private placement of securities in 2015. An Extended Hearing Panel ("EHP") decided on a fine against the Company. An appeal was lodged with the National Adjudicatory Council ("NAC") of FINRA. The NAC issued its decision on January 16, 2019, largely affirming the findings of the EHP. On February 13, 2019, the Company filed an appeal of the NAC decision with the U.S. Securities and Exchange Commission ("SEC"). As a result of the NAC decision, the Company is, per applicable regulations, statutorily disqualified ("SD"). On February 15, 2019, the Company, filed the required Membership Continuance (MC) form with FINRA in order to continue its membership despite the SD. The Company is currently awaiting the SEC's decision regarding its appeal. After giving consideration to the Company's liquidity and the circumstances regarding the Company's appeal process with the SEC, we believe that there is reasonable basis to management's assessment that the Company is able to continue to operate as a going concern during the next operating period. Our audit opinion is not modified as result of this matter.

Basis for Opinion

These financial statements are the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on Cantone Research, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cantone Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1, and Exemption Report on Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Cantone Research, Inc.'s financial statements. The supplemental information is the responsibility of Cantone Research, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1, and Exemption Report on Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
We have served as Cantone Research, Inc.'s auditor since 2017.

San Mateo, CA
February 25, 2019

2010 PIONEER COURT, SAN MATEO, CA 94403   TEL.: (650) 638-0608   FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM   WEBSITE: WWW.WWCCPA.COM

2

CANTONE RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	245,610
Investments, at fair value		1,231,410
Investments, not readily marketable		138,892
Prepaid expenses		25,120
Other assets		10,688
Total current assets		1,651,720
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation		31,198
TOTAL ASSETS	$	1,682,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	16,196
Commissions payable		48,465
Accounts payable and accrued expenses		342,151
Securities sold, not yet purchased, at fair value		28,350
TOTAL LIABILITIES		435,162
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Paid-in capital		3,990,186
Deficit		(2,792,430)
Total stockholder's equity		1,247,756
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,682,918

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2018

Revenues:		
Commissions	$	1,514,429
Trading losses, net		(357,111)
Unrealized losses		(9,654)
Investment banking		469,218
Reimbursed shipping charges		136,807
Margin fee income		65,736
Interest and dividends		3,398
Other revenue		39
Total Revenues		1,822,862
Expenses:		
Commissions		598,114
Employee compensation and benefits		545,418
Professional fees		316,832
Communication and data processing		106,303
Clearing and execution costs		105,767
Occupancy		84,025
Regulatory fees		28,416
Miscellaneous		26,506
Office expense and supplies		10,600
Depreciation		8,031
Insurance		5,734
Travel and entertainment		2,544
Interest		315
Legal settlements, net		(245,500)
Total Expenses		1,593,105
Income before income taxes		229,757
State income tax expense		1,500
Net income	$	228,257

The accompanying notes are an integral part of these financial statements.

4

CANTONE RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated Deficit		Totals
Balances at January 1, 2018	$	50,000	$ 3,678,686	$ (3,020,687)	$	707,999
Capital contribution - Cash injection by owners		-	311,500	-		311,500
Net income		-	-	228,257		228,257
Balances at December 31, 2018	$	50,000	$ 3,990,186	$ (2,792,430)	$	1,247,756

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	228,257
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		8,031
Changes in operating assets and liabilities:		
Due from broker		251,407
Investments, at fair value		(243,473)
Other receivables		1,000
Commissions receivable		180,085
Securities, not readily marketable		(138,892)
Advances, net		5,900
Other assets		(10,688)
Prepaid expenses		(5,631)
Commissions payable		20,397
Accounts payable and accrued expenses		(952,170)
Securities sold, not yet purchased, at fair value		16,264
NET CASH USED BY OPERATING ACTIVITIES		(639,513)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		311,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		311,500
NET CHANGE IN CASH		(328,013)
CASH		
Beginning of year		573,623
End of year	$	245,610
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	315
Cash paid for income taxes	$	1,500
NON CASH OPERATING ACTIVITIES		
Reclassification of securities not readily marketable to Investments at fair value	$	11,040

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting has been completed, and the income is reasonably determinable and is expected to be collectible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Commission receivable is due primarily from its clearing broker and other financial institutions. The Company has not historically experienced any uncollectible balances from these parties; accordingly, the management has determined that an allowance for credit losses and bad debt is not necessary.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. There was no advertising expense for the year ended December 31, 2018.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for years ended December 31, 2017 through 2018 remain open, and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

CANTONE RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2018; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to t h e statement of financial condition date of December 31, 2018 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through F e b r u a r y 2 5 , 2 0 1 9 , the date the financial statements were available to be issued.

NOTE 3 – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 4 – CLEARING AGREEMENT AND DEPOSIT WITH CLEARING BROKER

The Company has entered into an agreement (the "Clearing Agreement") w i t h W e d b u s h (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully-disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. At December 31, 2018 the n e t amount of that deposit is $1,074,827. The Company has one clearing broker, which is standard in the industry; however, in the event that the clearing broker becomes insolvent, the Company's operations may be materially adversely effected.

NOTE 5 – INVESTMENTS

At December 31, 2018, investments consisted of the following:

	Securities owned, at fair value	Securities sold, but not yet purchased ("shorts") at fair value
Securities, trading - common stock	$ 1,179,986	$ -
Securities, trading - municipal bonds	125,677	-
Securities, trading - corporation bonds	5,334	-
Other investments	59,305	28,350
	$ 1,370,302	$ 28,350

NOTE 6 – FAIR VALUE MEASUREMENT

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018, the fair value measurements by level within the fair value hierarchy used are as follows:

	Assets and Liabilities at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Securities - common stock	$ 1,179,986	$ -	$ -	$ 1,179,986
Securities - municipal bonds	125,677	-	-	125,677
Securities - corporation bonds	5,334	-	-	5,334
Other investments	59,305	-	-	59,305
Securities owned	$ 1,370,302	$ -	$ -	$ 1,370,302
Liabilities				
Options	$ 28,350	$ -	$ -	$ 28,350

NOTE 7 – FURNITURE, EQUIPMENT AND IMPROVEMENTS

Fixed assets consisted of the following as of December 31, 2018:

	Useful life (years)		
At Cost:			
Leasehold improvements	3	$	21,559
Equipment	5		192,447
Motor vehicles	5		18,960
Furniture and fixtures	7		94,004
		$	326,970
Less: Accumulated depreciation			(295,772)
		$	31,198

The Company calculates depreciation for its fixed assets using the straight-line method. The Company recorded $8,031 in depreciation expense during 2018.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company's net capital was $830,987, which was $730,987 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.47 to 1 at December 31, 2018.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

NOTE 9 – LEASES

The Company entered into a new lease agreement in December of 2018 for its main office in New Jersey. This lease expires on December 31, 2021 and requires a security deposit of $10,666.67. Rental expense for the year ended December 31, 2018 amounted to $76,542. There is no rental security deposit for this office lease.

The Company leases office equipment under a lease that expires in February of 2020 at the rate of $355 per month. Expense for office equipment for the year ended December 31, 2018 amounted to $7,733.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,		
2019	$	60,260
2020		58,310
2021		59,200
	$	117,510

NOTE 10 – 401(k) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit sharing contributions for the year ended December 31, 2018.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Financial Regulatory Agency ("FINRA") filed a formal complaint against the Company and its officers in 2015 in connection with the private placements of securities. An Extended Hearing Panel ("EHP") decided on a fine against the Company in the amount of $225,000, jointly and severally, and ordered the Company to pay costs in the amount of $17,201, jointly and severally. The Company has accrued the fine and costs in full. Both parties appealed the decision to the National Adjudicatory Council ("NAC"). The NAC issued its decision on January 16, 2019, largely affirming the findings of the EHP. On February 13, 2019, the Company filed an appeal of the NAC decision with the U.S. Securities and Exchange Commission ("SEC"). As a result of the NAC decision, the Company is, per applicable regulations, statutorily disqualified ("SD"). On February 15, 2019, the Company filed the required Membership Continuance (MC) form with FINRA in order to continue its membership despite the SD. The FINRA complaint is seeking $6 million in investor restitution. Both the Extended Hearing Panel and the NAC did not support this claim. Additionally, the issuer of the securities at issue, has agreed in Federal Court to repay the investors. In light of the judgment against the issuer of the securities, the expected loss to the Company is expected to be minimal at this time.

The New Jersey Bureau of Securities ("Bureau") filed a lawsuit in 2015 in New Jersey Superior Court against the Company and affiliates related to the private placement of securities by the Company in 2005 and 2007. To resolve the matter, without admitting liability, in June 2017, the Company agreed to pay customer restitution in the amount of $1,800,000 and a civil monetary penalty of $600,000, both jointly and severally. Per the agreement, $1,100,000 of the restitution was paid during 2017. The remaining $700,000 was paid in October 2018. Additionally, per the agreement, $300,000 of the penalty was paid during 2017. The remaining $300,000 was waived by the Bureau in December 2018 as the remaining restitution was paid on a timely basis.

The U.S. Securities and Exchange Commission ("SEC") is currently conducting an investigation related to the offering of private securities by the Company. The Company is cooperating with the SEC's investigation. To date, the Company has provided documents and the testimony of its employees to the SEC.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2018 settled with no adverse effect on the Company's financial condition.

The Company is subject to other lawsuits, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CANTONE RESEARCH, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

NET CAPITAL:

Stockholder's equity		$ 1,247,756

Less non-allowable assets and deductions:

Furniture, equipment and leasehold improvements at cost, net	31,198	
Prepaid expenses	25,120	
Securities, not readily marketable	138,892	
Other assets	10,688	
		205,898
Haircuts on securities		210,871
NET CAPITAL		$ 830,987
AGGREGATE INDEBTEDNESS, total liabilities		$ 390,616
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 26,041
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($830,987-$100,000)		$ 730,987
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	390,616	
NET CAPITAL	830,987	47.01%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2018.

14

CANTONE RESEARCH, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2018

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Cantone Research, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Cantone Research, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Cantone Research, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Cantone Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cantone Research, Inc.'s management is responsible for Cantone Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WWC, P.C.

WWC, P.C.
San Mateo, CA
February 25, 2019

2010 PIONEER COURT, SAN MATEO, CA 94403   TEL.: (650) 638-0808   FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM   WEBSITE: WWW.WWCCPA.COM

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CANTONE RESEARCH, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2018

Revenue		
Commissions	$	1,509,711
Trading profits, net		(366,764)
Investment banking		469,218
Shipping charges		136,807
Other income		70,492
Interest and dividend income		3,398
Total revenue (FOCUS Line 12/Part IIA Line 9)		1,822,862
Realized trading loss addback		357,111
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members		
in connections with securities transactions		105,768
40% of margin interest earned on customer securities accounts		26,294
Total deductions		132,062
SIPC net operating revenues	$	2,047,911
SIPC general assessment at .0015	$	3,072
Less: payments		1,847
Assessment balance due	$	1,225

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CANTONE RESEARCH, INC.
Eatontown, New Jersey

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of December 31, 2018 and for the Period
January 1, 2018 through December 31, 2018

Cantone Research, Inc.
36 Corbett Way
Eatontown, NJ 07724

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2018

Cantone Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Cantone Research, Inc.

I, Peter Walsh, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

_____   <u>2-25-2019</u>
Peter Walsh, FINOP   Date

WWC, P.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cantone Research, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) Cantone Research, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cantone Research, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) Cantone Research, Inc. stated that Cantone Research, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cantone Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cantone Research, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, CA
February 25, 2019

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